UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Good Works II Acquisition Corporation
(Name of Issuer)
Common stock, par value $0.0001
(Title of Class of Securities)
38216G104
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the* rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[ ] Rule 13d-1(d)
* The remainder of this cover page shall be filled* out for a reporting person?s initial filing on this form with respect to the subject class of securities,* and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of* this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act* of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject* to all other provisions of the Act (however, see the Notes).



CUSIP No. 38216G104

Page 2 of 5
1
NAMES OF REPORTING PERSONS:

Mint Tower Capital Management B.V.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a)  [  ]

(b)  [  ]
3
SEC USE ONLY:


4
CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER:
1,783,333

6
SHARED VOTING POWER:
0

7
SOLE DISPOSITIVE POWER:
1,783,333

8
SHARED DISPOSITIVE POWER:
0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,783,333
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[  ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

20.1% (1)
12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

(1) The percent of class computations are based* on 8,874,470 shares of common stock, par value $0.0001, as of October 25, 2022 as reported on the Form 10-Q* of the Issuer, which was filed with the SEC on October 25, 2022.




Page 3 of 5

Item 1(a)
Name of Issuer:

Good Works II Acquisition Corporation
Item 1(b)
Address of Issuer?s Principal Executive Offices:


4265 San Felipe, Suite 603, Houston, Texas 77027

Item 2(a)
Name of Person Filing:

This statement is filed by Mint Tower*
Capital Management B.V., a private limited company created under Dutch law (?Mint Tower?),* with respect to the common stock (as defined in Item 2(d)) held by Stichting Juridisch*
Eigendom Mint Tower Arbitrage Fund
(the legal owner of the assets in the Mint Tower*
Arbitrage Fund (?Fund?). Mint Tower
serves as investment manager for the Fund. As* investment manager, Mint Tower exercises voting and investment power over the shares held* by the Fund.
The filing of this statement should not be construed* as an admission that Mint Tower is, for the purpose of Section 13 of the Act, the beneficial* owner of the common stock owned by the Funds.

Item 2(b)
Address of Principal Business Office or, if none, Residence:

The address of the principal business office for Mint Tower is:

Beursplein 5
1012 JW Amsterdam

Item 2(c)
Citizenship:

Mint Tower is a private limited company created under Dutch law.
Item 2(d)
Title of Class of Securities:

Common stock, par value $0.0001 (the ?common stock?)
Item 2(e)
CUSIP Number:

38216G104
Item 3.
If This Statement is Filed Pursuant to Rule 13d-1(b),*
 or 13d-2(b) or (c), Check Whether the
Person Filing is a:

(a) ? Broker or dealer registered under section 15 of* the Act (15 U.S.C. 78o);

(b) ? Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ? Insurance company as defined in section 3(a)(19)* of the Act (15 U.S.C. 78c);

(d) ? Investment company registered under Section 8 of the*
 Investment Company Act of
1940 (15 U.S.C. 80a-8);

(e) ? An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ? An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ? A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ? A savings association as defined in Section 3(b) of* the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i) ? A church plan that is excluded from the definition* of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ? A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) ? Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with*
 240.13d-1(b)(1)(ii)(J), please specify
the type of institution:
Item 4.
Ownership

The information required by Items 4(a) ? (c) is*
 set forth in Rows (5) ? (11) of the cover page for Mint Tower hereto and is incorporated*
 herein by reference.
The percentages set forth in Row (11) of the cover* page and elsewhere in this Schedule
13G are based on 8,874,470 shares of common stock,*
 par value $0.0001, as of October 25,
2022 as reported on the Form 10-Q of the Issuer, which*
 was filed with the SEC on October
25, 2022.


Page 4 of 5
Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact*
 that as of the date hereof the reporting
person has ceased to be the beneficial owner of more*
 than 5 percent of the class of
securities, check the following [   ].
Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable
Item 7.
Identification and Classification of the Subsidiary*
 Which Acquired the Security Being
Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.
Identification and Classification of Members of the Group.

Not applicable
Item 9.
Notice of Dissolution of Group.

Not applicable
Item 10.
Certifications.

By signing below I certify that, to the best of my*
 knowledge and belief, the securities
referred to above were acquired and are held in the*
 ordinary course of business and were
not acquired and are not held for the purpose of or*
 with the effect of changing or
influencing the control of the issuer of the securities*
 and were not acquired and are not held
in connection with or as a participant in any* transaction having that purpose or effect.

By signing below I certify that, to the*
 best of my knowledge and belief, the foreign regulatory scheme applicable to Mint Tower Capital*
 Management B.V. is substantially
comparable to the regulatory scheme applicable*
 to the functionally equivalent U.S.
institution(s). I also undertake to furnish to*
 the Commission staff, upon request,
information that would otherwise be disclosed* in a Schedule 13D.



SIGNATURE
       After reasonable inquiry and to the best of my* knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2023


Mint Tower Capital Management B.V.



By:  /s/_ Joris Hoedemaekers _________

Name:	Joris Hoedemaekers

Title: Director



The original statement shall be signed by each person*
 on whose behalf the statement is filed or his authorized representative. If the statement is signed*
 on behalf of a person by his authorized representative other than an executive officer or general partner of*
 the filing person, evidence of the representative's authority to sign on behalf of such person shall be*
 filed with the statement, Provided, however, that a power of attorney for this purpose which is already on*
 file with the Commission may be incorporated by reference. The name and any title of each person who*
 signs the statement shall be typed or printed beneath his signature.